United States Of America
Securities Exchange and Commission
Washington, D.C.
20549

Attention: Jim Pleknik

Re: Millenia Hope Inc.

Dear Sir:

We hereby confirm our intention to file the amendements to our 10K - SB of November 30, 2004, by November 30, 2005, as set out in our previous letter to the Securities Exchange and Commission.

Sincerely


Millenia Hope Inc.
Yehuda Kops
Chief Operating Officer